Exhibit 12.1

	Ratio of Earnings to Fixed Charges
	Year ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income before income taxes	$171,886	$143,993	$137,449	$118,947	$75,253
Interest expense, net	78,725	94,668	100,436	96,203	112,561
Amortization of capitalized interest	620	756	1,090	1,337	1,295
Amortization of debt issuance costs	5,617	6,909	6,132	5,332	5,109
Interest component of rent expense(1)	2,782	2,773	3,066	3,042	3,081

Earnings available for fixed charges	$259,630	$249,099	$248,173	$224,861	$197,299

Fixed Charges and Preferred Dividends:
Interest expense, net	$78,725	$94,668	$100,436	$96,203	$112,561
Capitalized interest	1,283	989	1,258	1,140	1,646
Amortization of debt issuance cost	5,617	6,909	6,132	5,332	5,109
Interest component of rent expense(1)	2,782	2,773	3,066	3,042	3,081
Preferred dividends	18,000	18,000	18,000	18,000	18,000

Total fixed charges and preferred dividends	$106,407	$123,339	$128,892	$123,717	$140,397

Ratio of earnings over fixed charges and preferred dividends	2.44	2.02	1.93	1.82	1.41

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.